UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-35054

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MARATHON PETROLEUM THRIFT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Marathon Petroleum Corporation

539 South Main Street

Findlay, Ohio 45840

Marathon Petroleum

Thrift Plan

Financial Statements and Supplemental Schedule

July 1, 2011 (Date of Inception)

to December 31, 2011

Marathon Petroleum

Thrift Plan

Index

December 31, 2011

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits December 31, 2011	2

Statement of Changes in Net Assets Available for Benefits Period from July 1, 2011 (Date of Inception) to December 31, 2011	3

Notes to Financial Statements	4-14

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15-31

Note: Other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures	32

Exhibit 23.1	33

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Marathon Petroleum Thrift Plan

We have audited the accompanying statement of net assets available for benefits of the Marathon Petroleum Thrift Plan (the “Plan”) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the period from July 1, 2011 (Date of Inception) to December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the period from July 1, 2011 (Date of Inception) to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 25, 2012

Marathon Petroleum

Thrift Plan

Statement of Net Assets Available for Benefits

December 31, 2011

2011
Assets
Investments, at fair value	$1,398,627,652

Receivables:
Notes receivable from participants	34,538,363
Other	1,025,205

35,563,568

Net Assets, at fair value	1,434,191,220

Adjustment from fair value to contract for fully benefit-responsive investment contracts	(15,335,861)

Net Assets Available for Benefits	$1,418,855,359

The accompanying notes are an integral part of these financial statements.

Marathon Petroleum

Thrift Plan

Statement of Changes in Net Assets Available for Benefits

Period from July 1, 2011 (Date of Inception) to December 31, 2011

Additions:
Additions to net assets attributed to:
Investment income (loss):
Interest	$4,240,446
Dividends	17,780,729

22,021,175

Interest income from notes receivable from participants	625,472

Contributions:
Participants	29,611,115
Employer	19,178,328
Rollovers and direct plan transfers	8,225,567

57,015,010

Total additions	79,661,657

Deductions:
Deductions from net assets attributed to:
Net depreciation in fair value of investments	105,763,042
Benefits paid to participants	67,669,279

Total deductions	173,432,321

Net Decrease before Transfer into the Plan	(93,770,664)

Transfer into the Plan	1,512,626,023

Net Increase	1,418,855,359

Net assets available for benefits:
Beginning of year	0

End of year	$1,418,855,359

The accompanying notes are an integral part of these financial statements.

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2011

1.	Description of Plan

The following brief description of the Marathon Petroleum Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution thrift savings plan. The Plan covers substantially all regular and casual employees of (1) Marathon Petroleum Company LP (the “Company”), which is a wholly owned subsidiary of Marathon Petroleum Corporation, and (2) employees participating in the Retirement Plan of the Company, (excluding employees of Speedway LLC, which is a separate wholly owned subsidiary of Marathon Petroleum Corporation). In order to participate in the Plan, employees must have one year of vesting service and be 21 years of age or older. An eligible employee may participate in the Plan by making contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan was created effective July 1, 2011 contingent upon the issuance of a favorable determination letter from the Internal Revenue Service as discussed in Note 10, as a spin-off of the Marathon Oil Company Thrift Plan. As a part of the spin-off agreement, the Marathon Oil Company Thrift Plan provided a transfer of assets to the Plan representing the account balances of the participants transferring to the Plan. This transfer into the Plan is shown in the Statement of Changes in Net Assets Available for Benefits.

Contributions

Participants may elect to make contributions from 1 percent to a maximum of 18 percent of their gross pay consisting of after-tax contributions, or 1 percent to a maximum of 25 percent of their gross pay consisting of pre-tax contributions, Roth 401(k) contributions, or a combination of both. In addition, catch-up contributions and Roth 401(k) catch-up contributions are allowed under the Plan, which allow for additional contributions for participants who have attained age 50 before the close of the Plan year as permitted under the Internal Revenue Code (the “Code”). An active participant may make any combination of after-tax, pre-tax, and Roth 401(k) payroll contributions provided that the participant does not exceed the maximums permitted under the Code or the limits set forth in the Plan document.

The contributions of “highly compensated employees” are subject to additional limitations pursuant to the provisions of Code Sections 401(k) and 401(m). Compensation of a participant taken into account under the Plan is limited to $245,000 for 2011, as provided in Code Section 401(a)(17).

Participants may also make rollover contributions or direct-plan transfer contributions of qualified distributions from the qualified plans of the Company, its subsidiaries, its affiliates, and any other qualified plans or individual retirement accounts (“IRA”) upon specific authorization and subject to such terms and conditions as set forth by the Plan administrator.

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2011

To the extent that the Company had accumulated earnings and profits, the Company matched on a dollar for dollar basis each participant’s after-tax, Roth 401(k), or pre-tax contributions to the Plan up to an aggregate of 7 percent of each participant’s gross pay during the period July 1, 2011 through December 31, 2011.

Valuation of Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses) based on the participant’s relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are fully and immediately vested in their contributions plus actual earnings thereon. Participants become fully vested in the Company contributions, plus actual earnings thereon, upon the earliest of the following: upon retirement under the Retirement Plan of the Company as then in effect; at death; after three years of service with the Company or a participating employer; upon attainment of age 65; or upon the termination or partial termination of the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest rates that currently range from 3.25 percent to 9.50 percent, determined in accordance with Plan provisions and include loans transferred in from the Marathon Oil Company Thrift Plan. Principal and interest is paid ratably through payroll deductions for active employees and through automatic electronic loan repayments for participants not receiving pay and retirees.

Payment of Benefits

On termination of service, unless a participant elects otherwise or as required by the Code, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. In general, the participant alternatively may elect to defer the commencement of benefits until a date no later than the April 1 immediately following the calendar year in which such participant attains age 70-1/2. In accordance with the provisions of the Code, mandatory distributions greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired member or a spouse beneficiary member may withdraw, during any year, all or any portion of the remaining balance in his or her account, provided that no withdrawal of less than $500 be made, unless it constitutes the entire remaining balance. Such withdrawals are limited to a maximum of four in a Plan year. An installment settlement option is available to retired participants, active participants (currently employed) who are at least age 70-1/2 and spouse beneficiary participants. A participant may elect to receive his or her benefit on an installment basis with a minimum of three annual installments and the maximum number of annual installments equal to the remaining actuarial life expectancy of the participant at the time of commencement of benefits. Each participant shall designate a beneficiary or beneficiaries to receive his or her Plan benefit upon the participant’s death. Active participants or participants with accounts in suspense are eligible to withdraw a portion of their after-tax, rollover or vested Company matching amounts subject to the provisions of the Plan.

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2011

Forfeitures

Non-vested participants whose services with the Company have been terminated will forfeit their entire Company-matching contribution and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan, or (2) they do not regain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitation indicated under the Plan. Total forfeitures of zero dollars for the period July 1, 2011 to December 31, 2011 were used to reduce employer matching contributions made to the Plan. As of December 31, 2011, forfeited non-vested accounts totaled $17,054.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds which are made available through the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2011

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2011. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

Administration of Plan Assets

All costs, expenses, and fees incurred in administering the Plan, to the extent not paid by the Company, are incurred by the participants. Fees or charges for investment management services are not paid by the Company but are borne by the participants electing such services. Any taxes applicable to the participants’ account are charged or credited to the participants’ account by Fidelity Management Trust Company (“Fidelity”, or the “Trustee”).

The Stable Value Fund (the “Fund”) is managed by Fidelity Management Trust Company (“FMTC”) pursuant to a trust agreement. Any fees charged by FMTC are deducted from the interest earned by Plan members in the Fund. The total amount of fees charged for 2011 in connection with the Fund was $378,035.

3.	Accounting Standards Update

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This ASU requirement is, for Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivities of the measurements. The guidance is effective for interim and annual periods beginning after December 15, 2011. Because the Plan does not have Level 3 activity, we do not expect the adoption of this ASU to have a material impact on the Plan’s financial statements.

4.	Fair Value Measurements

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach, each of which includes multiple valuation techniques. This hierarchy consists of three broad levels:

•	Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities. These inputs have the highest priority;

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2011

•	Level 2 inputs consist of observable market-based inputs or unobservable inputs that are corroborated by market data, and are either directly or indirectly observable as of the measurements date;

•

Level 3 inputs are unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management’s best estimate of fair value. These inputs have the lowest priority.

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefit. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following provides a description of the valuation techniques employed for each major plan asset category at December 31, 2011.

Interest-bearing cash – Interest-bearing cash includes cash on deposit and investments in money market mutual funds that invests mainly in short-term instruments and cash, both of which are valued using a market approach and are considered Level 1 in the fair value hierarchy. The money market mutual funds are valued at the net asset value (“NAV”) of shares held.

Common stock – Investments in common stocks are valued using a market approach at the closing price reported in an active market and is therefore considered Level 1.

Mutual funds – Investments in mutual funds are valued using a market approach at the NAV of shares held. The NAV is generally based on prices from a public exchange, which is normally the principal market on which a significant portion of the underlying investments are traded, and is considered Level 1.

Common Collective Trusts (“CCTs”) – Investment in CCTs are valued using a market approach at the NAV of units held, but investment opportunities in such funds are limited to institutional investors on behalf of defined contribution plans. A significant portion of the underlying investments are mainly publicly traded. This investment is considered Level 2.

The majority of the CCTs are Pyramis Core Lifecycle (2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, and 2050) Commingled Pools. These pools seek active return until the pool’s targeted retirement year. Thereafter, the pool’s objective will be capital preservation. These pools invest in a diversified portfolio of equity, fixed income, and/or short-term products. The underlying pools may use futures, options, swaps, and exchange traded funds to remain fully invested, while being able to respond to participant cash flows and to take advantage of changes in interest rates and other factors affecting value. Each pool’s target asset allocation percentages will become more conservative over time by reducing allocation to equity and increasing allocations to fixed income and /or short-term products. Each pool’s retirement date target allocation will be approximately 50 percent equity index, 40 percent fixed income index and 10 percent short term. There are no redemption restrictions on these CCTs.

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2011

The remaining CCT is the Fidelity US Equity Index Fund. The fund’s objective is to seek a return that corresponds to the total return performance of common stock publicly traded in the United States. Under normal conditions, 90 percent of the fund will be invested in securities of companies which compose the S&P 500 Index. The remaining portion of the fund’s assets may be in stock index futures and options and collective investment vehicles or shares of investment companies that are managed by the Trustee or its affiliates. There are currently no redemption restrictions on this CCT.

Synthetic Investment Contracts (“SICs”) – A fund which primarily invests in several investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments. The Fund is valued using a market and cost approach as described in Note 6. This investment with exception of cash and equivalent investments is considered Level 2.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Blend	$232,162,672			232,162,672
Growth	158,521,000			158,521,000
International-Stk	30,174,084			30,174,084
Other*	91,402,736			91,402,736
Taxable Bond	119,149,222			119,149,222
Value	53,629,244			53,629,244
Interest-bearing cash**	26,001,633			26,001,633
Common/collective trusts		96,144,394		96,144,394
MPC common stock	88,826,627			88,826,627
MOC common stock	87,669,543			87,669,543
Other - SICs	86,574,610	328,371,887		414,946,497

Total assets at fair value	$974,111,371	$424,516,281	$0	$1,398,627,652

*	Includes BrokerageLink investments
**	Includes money market funds

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2011

5.	Investments

The following presents individual investments that represent 5 percent or more of the Plan’s net assets available for benefits at:

December 31, 2011
Interest-Bearing Cash-Fidelity Institutional Cash Portfolios	$85,038,543
Natixis Financial Products Wrapper Contract 1706-01*	97,904,386
State Street Bank & Trust Company Boston 111013*	97,912,200
Marathon Oil Corporation Common Stock	87,669,543
Marathon Petroleum Company Common Stock	88,826,627
Chase Manhattan Bank Wrapper Contract MARAPETRO-7-11*	132,555,301

*	SICs are investments included in the Fund compromised of underlying assets and wrapper contracts (used as liquidity guarantees).

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $105,763,042 as follows:

Mutual funds	$(76,819,621)
Common/Collective Trusts	(6,505,915)
MOC Common stock	(8,872,998)
MPC Common stock	(13,564,508)

$(105,763,042)

6.	Stable Value Fund

The Fund’s investment objective is to seek the preservation of capital and to provide a level of interest income that is consistent with capital preservation. The Fund invests in benefit-responsive investment contracts issued by insurance companies and other financial institutions (“wrap contracts”), fixed income securities, and cash equivalents (e.g., money market funds). The Fund comprised approximately 23 percent of total Plan investments at December 31, 2011.

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2011

At December 31, 2011 the Plan held SICs of $313,036,026 recorded at contract value. A SIC is comprised of two components, an underlying asset and a wrapper contract. The wrapper contract guarantees the SICs value. The underlying asset is valued at representative quoted market prices. Contract value represents contributions made to the fund, plus earnings, less withdrawals and transfers from the Fund and administrative expenses. Ordinarily, participants may direct the withdrawal or transfer of all or a portion of their investment in the fund at contract value. The fair values of the SICs held within the Fund are determined based on the market values of the contracts’ underlying securities plus any accrued income.

The following presents the fair value, adjustment to contract value, and the major credit rating of each individual wrap contract held within the Fund at December 31, 2011:

December 31, 2011	Fair Value	Adjustment to Contract Value	S&P* Credit Rating
Natixis Financial Products Wrapper Contract 1706-01	$97,904,386	$(4,572,401)	A+
State Street Bank & Trust Boston Wrapper Contract 111013	97,912,200	(4,572,766)	AA-
Chase Manhattan Bank Wrapper Contract MARAPETRO-7-11	132,555,301	(6,190,694)	A+

	$328,371,887	$(15,335,861)

*	Standard and Poors

Wrap contracts are fair valued using a replacement cost methodology. If the fee to replace a particular wrap contract is the same as the current fee, the value of the wrap contract is zero. If the fee is different, a calculation is performed using the revised fee (i.e., the fair value of the wrap is equal to the present value of the difference between the current fee and the replacement fee).

The remaining assets of $86,574,610 held by the Fund at December 31, 2011 are invested in cash equivalents, for which the stated cost approximates fair value.

The Fund’s average yield for 2011 was 2.15 percent. The Fund’s crediting rate at December 31, 2011 was 2.19 percent. Wrap contracts use a crediting rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market value and contract value of the underlying assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the current market value at the current yield to maturity for a period equal to the duration of the wrapped assets. The crediting rate may be affected by many factors, including purchases and redemptions by participants, but the precise impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets. Crediting rates are typically reset, if needed, on a monthly basis. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2011

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the Fund’s covered assets is below its contract value at the time of such termination, FMTC may elect to keep the wrap contract in place until such time as the market value of the Fund’s covered assets is equal to its contract value (normally an amount of time roughly equal to the duration of the underlying assets at notification date). A wrap issuer may also terminate a wrap contract if FMTC’s investment management authority over the Fund is limited or terminated as well as if the certain terms of the wrap contract fail to be met. In addition, wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events (including but not limited to, the complete or partial termination of the plan, group layoffs, early retirement programs, the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code). However, the Plan administrator believes the occurrence of these types of events is not probable at this time.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2011:

Net assets available per the financial statements	$1,418,855,359
Adjustment from fair value to contract for fully benefit-responsive investment contracts	15,335,861

Net assets available for benefits per the Form 5500	$1,434,191,220

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the period from July 1, 2011 to December 31, 2011:

2011
Increase in net assets available for benefits per the financial statements	$1,418,855,359

Adjustment from fair value to contract value for benefit-responsive investment contracts

Current year adjustment	15,335,861

Increase in net assets available for benefits per Form 5500	$1,434,191,220

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2011

8.	Party-in-Interest Transactions

Transactions involving shares of Marathon Petroleum Corporation common stock are performed by the trustee on the open market, unless otherwise directed by the Company, in which case, shares may be bought or sold directly from Marathon Petroleum Corporation. During 2011, all shares of Marathon Petroleum Corporation stock were purchased on the open market.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

9.	Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

10.	Tax Status

The Plan was established effective as of July 1, 2011 in connection with the spin-off of the Company’s corporate parent, Marathon Petroleum Corporation, from its former parent company, Marathon Oil Corporation. The Plan was established as a mirror plan of the plan sponsored by Marathon Oil Corporation which covered the Company’s employees prior to the spin-off. With respect to the prior plan from which the Plan was mirrored, the Internal Revenue Service (“IRS”) had determined by letter dated May 7, 2003, that the prior plan met the requirements of Code Section 401(a), and was therefore a qualified plan not subject to tax under present income tax law. The Plan has not yet received its own determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and is therefore a tax qualified plan. It is the intent of the sponsor Company to seek an IRS determination letter on the Plan within its current IRS prescribed determination letter cycle.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011 there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Marathon Petroleum

Thrift Plan

Notes to Financial Statements

December 31, 2011

11.	Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Marathon Petroleum

Thrift Plan EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2011

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Current Value
*	Marathon Petroleum Corporation	Marathon Common Stock - 2,668,268 shares	$88,826,627
*	Marathon Oil Corporation	Marathon Common Stock - 2,995,201 shares	87,669,543

	Investment Trust Shares
*	Fidelity Select Consumer Staples	Investment Company - 11,305 shares	$807,873
*	Fidelity Ginnie Mae Fund	Investment Company - 21,651 shares	256,349
*	Fidelity Investment Grade Bond Fund	Investment Company - 65,105 shares	502,613
*	Fidelity Select Software	Investment Company - 3,476 shares	269,720
*	Fidelity Intermediate Bond Fund	Investment Company - 169,325 shares	1,842,252
*	Fidelity Capital & Income Fund	Investment Company - 208,673 shares	1,809,193
*	Fidelity Select Gold	Investment Company - 49,809 shares	2,103,413
*	Fidelity Select Biotechnology	Investment Company - 5,283 shares	454,900
*	Fidelity Select Energy Service	Investment Company - 18,486 shares	1,202,122
*	Fidelity Government Income Fund	Investment Company - 1,588,319 shares	17,106,196
*	Fidelity Cash Reserves	Investment Company - 722,186 shares	722,186
*	Fidelity Select Energy	Investment Company - 64,006 shares	3,158,054
*	Fidelity Select Leisure	Investment Company - 1,663 shares	160,299
*	Fidelity Select Healthcare	Investment Company - 6,614 shares	809,249
*	Fidelity Select Technology	Investment Company - 7,231 shares	625,253
*	Fidelity Select Financial Services	Investment Company - 7,430 shares	363,399
*	Fidelity Select Defense & Aerospace	Investment Company - 17,803 shares	1,387,926
*	Fidelity Select Brokerage	Investment Company - 3,065 shares	122,474
*	Fidelity Select Chemicals	Investment Company - 11,675 shares	1,110,889
*	Fidelity Europe	Investment Company - 3,480 shares	88,645
*	Fidelity Pacific Basin Fund	Investment Company - 9,050 shares	194,040
*	Fidelity Real Estate Investment	Investment Company - 59,927 shares	1,655,171
*	Fidelity Convertible Securities Fund	Investment Company - 30,182 shares	689,051
*	Fidelity Canada	Investment Company - 104,942 shares	5,261,770
*	Fidelity Asset Manager 50%	Investment Company - 149,767 shares	2,249,499
*	Fidelity Worldwide Fund	Investment Company - 9,997 shares	173,340

Marathon Petroleum

Thrift Plan EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2011

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Current Value
*	Fidelity Asset Manager 70%	Investment Company - 194,222 shares	$2,998,784
*	Fidelity Asset Manager 20%	Investment Company - 69,400 shares	883,462
*	Fidelity New Markets Income Fund	Investment Company - 89,251 shares	1,412,849
*	Fidelity Global Balanced Fund	Investment Company - 12,255 shares	262,492
*	Fidelity Stock Selector Small Cap	Investment Company - 18,154 shares	327,322
*	Fidelity Large Cap Stock Fund	Investment Company - 7,618 shares	130,645
*	Fidelity Small Cap Stock Fund	Investment Company - 60,403 shares	999,071
*	Fidelity Europe Capital Appreciation Fund	Investment Company - 5,112 shares	79,024
*	Fidelity Nordic Fund	Investment Company - 16,045 shares	429,355
*	Fidelity Latin America Fund	Investment Company - 95,868 shares	4,687,923
*	Fidelity Emerging Asia Fund	Investment Company - 64,941 shares	1,635,203
*	Fidelity China Region Fund	Investment Company - 72,984 shares	1,845,756
*	Fidelity Select Medical Equipment & Systems	Investment Company - 41,169 shares	1,037,467
*	Fidelity Four-In-One Index Fund	Investment Company - 7,697 shares	199,885
*	Fidelity Strategic Income Fund	Investment Company - 196,460 shares	2,123,733
*	Fidelity Intermediate Gov’t Income Fund	Investment Company - 40,181 shares	440,788
*	Fidelity High Income Fund	Investment Company - 65,639 shares	567,118
*	Fidelity Fifty	Investment Company - 17,110 shares	298,401
*	Fidelity Select Medical Delivery	Investment Company - 8,524 shares	466,773
*	Fidelity Select Banking	Investment Company - 18,530 shares	295,927
*	Fidelity Select Materials	Investment Company - 6,800 shares	417,615
*	Fidelity Select Natural Gas	Investment Company - 63,420 shares	1,929,247
*	Fidelity Select Natural Resources	Investment Company - 46,366 shares	1,450,791
*	Fidelity Retirement Money Market	Investment Company -710,309 shares	710,309
*	Fidelity Retirement Govt. Money Market	Investment Company - 16,958,065 shares	16,958,065
*	Fidelity Stock Selector Large Cap Value Fund	Investment Company - 31,036 shares	319,365
*	Fidelity Mid Cap Value Fund	Investment Company - 228,450 shares	3,463,298
*	Fidelity US Equity Index Fund	Investment Company - 11,873 shares	531,421
*	Fidelity Inflation-Protected Bond Fund	Investment Company - 11,999 shares	153,348

Marathon Petroleum

Thrift Plan EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2011

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Current Value
*	Fidelity Floating Rate High Income	Investment Company - 8,785 shares	$84,684
*	Fidelity Select Wireless	Investment Company - 125,993 shares	913,448
*	Fidelity Blue Chip Value	Investment Company - 12,677 shares	123,983
*	Fidelity International Real Estate Fund	Investment Company - 22,568 shares	156,849
*	Fidelity Small Cap Growth	Investment Company - 18,011 shares	268,540
	Spartan Total Market Index Advtg	Investment Company - 48,985 shares	1,769,346
	Spartan Extended Market Index Advtg	Investment Company - 876,648 shares	31,085,924
	Spartan Intermediate Treasury Bond Inx Advtg	Investment Company - 25,673 shares	297,289
*	Fidelity Growth Strategies K	Investment Company - 21,208 shares	397,218
	PIMCO Total Return Institutional	Investment Company - 3,441,168 shares	37,405,497
	PIMCO Global Bond Unhedged	Investment Company - 16,482 shares	165,806
	PIMCO High Yield	Investment Company - 34,417 shares	344,984
*	Fidelity Balanced K	Investment Company - 1,160,102 shares	21,090,646
*	Fidelity Blue Chip Growth K	Investment Company - 213,746 shares	9,075,672
*	Fidelity Capital Appreciation K	Investment Company - 34,841 shares	858,483
*	Fidelity Contrafund K	Investment Company - 819,048 shares	55,212,032
*	Fidelity Diversified International K	Investment Company - 202,795 shares	5,167,217
*	Fidelity Dividend Grade K	Investment Company - 31,417 shares	812,447
*	Fidelity Emerging Markets K	Investment Company - 80,260 shares	1,643,735
*	Fidelity Equity Income K	Investment Company - 23,808 shares	983,046
*	Fidelity Equity Dividend Income K	Investment Company - 465,538 shares	8,095,699
*	Fidelity Export and Multinational K	Investment Company - 42,233 shares	872,540
*	Fidelity Fund K	Investment Company - 71,917 shares	2,239,508
*	Fidelity Growth & Income K	Investment Company - 319,125 shares	5,814,453
*	Fidelity Growth Company K	Investment Company - 546,973 shares	44,200,903
*	Fidelity Growth Discovery K	Investment Company - 39,635 shares	541,019
*	Fidelity Independence K	Investment Company - 51,562 shares	1,116,830
*	Fidelity International Discovery K	Investment Company - 275,693 shares	7,589,821
*	Fidelity Leveraged Company Stock K	Investment Company - 164,604 shares	4,134,856

Marathon Petroleum

Thrift Plan EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2011

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Current Value
*	Fidelity Low Priced Stock K	Investment Company - 1,183,605 shares	$42,254,692
*	Fidelity Magellan K	Investment Company - 174,294 shares	10,964,858
*	Fidelity Mid Cap Stock K	Investment Company - 95,821 shares	2,552,664
*	Fidelity OTC K	Investment Company - 9,360 shares	515,187
*	Fidelity Overseas K	Investment Company - 11,271 shares	297,677
*	Fidelity Puritan K	Investment Company - 28,865 shares	510,330
*	Fidelity Value K	Investment Company - 73,781 shares	4,685,065
*	Fidelity Value Discovery K	Investment Company - 43,374 shares	613,303
	Spartan US Bond Index Advtg	Investment Company - 48,561 shares	572,044
	Spartan 500 Index Institutional	Investment Company - 1,484,858 shares	66,076,186
	Spartan International Index Inst	Investment Company - 1,880,821 shares	55,954,426
*	Pyramis Core Lifecycle 2055 Commingled	Investment Company - 6,422 shares	58,763
*	Pyramis Core Lifecycle 2000 Commingled	Investment Company - 235,530 shares	2,465,995
*	Pyramis Core Lifecycle 2005 Commingled	Investment Company - 83,830 shares	867,638
*	Pyramis Core Lifecycle 2010 Commingled	Investment Company - 448,506 shares	4,682,401
*	Pyramis Core Lifecycle 2015 Commingled	Investment Company - 1,071,234 shares	10,980,146
*	Pyramis Core Lifecycle 2020 Commingled	Investment Company - 1,897,819 shares	18,503,735
*	Pyramis Core Lifecycle 2025 Commingled	Investment Company - 1,549,202 shares	14,887,833
*	Pyramis Core Lifecycle 2030 Commingled	Investment Company - 1,441,449 shares	13,117,185
*	Pyramis Core Lifecycle 2035 Commingled	Investment Company - 976,356 shares	8,767,680
*	Pyramis Core Lifecycle 2040 Commingled	Investment Company - 1,036,930 shares	9,145,718
*	Pyramis Core Lifecycle 2045 Commingled	Investment Company - 734,629 shares	6,450,047
*	Pyramis Core Lifecycle 2050 Commingled	Investment Company - 659,609 shares	5,685,833
	Allianz NFJ Small-Cap Value	Investment Company - 34,421 shares	1,004,395
	American Adv Large Cap Value Fund	Investment Company - 28,570 shares	503,983
	Morgan Stanley Emerging Markets	Investment Company - 23,276 shares	505,790
	Columbia Acorn International Z	Investment Company - 185,831 shares	6,375,869
	FPA Crescent Portfolio	Investment Company - 126,304 shares	3,382,429
	Rice, Hall, James Micro Cap Portfolio	Investment Company - 17,709 shares	308,669
	Ariel Fund	Investment Company - 17,764 shares	763,316

Marathon Petroleum

Thrift Plan EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2011

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
OFEJ	Ariel Appreciation Fund	Investment Company - 26,314 shares	$1,018,339
OFJ7	Janus Twenty Fund	Investment Company - 12,381 shares	632,559
OFMU	Mutual Shares	Investment Company - 55,332 shares	1,103,876
OFMW	Morgan Stanley Mid Cap Growth	Investment Company - 278,006 shares	9,151,967
OFU3	USAA Income Fund	Investment Company - 15,907 shares	208,065
OFUV	Templeton Growth Advisor	Investment Company - 28,552 shares	464,834
OFZQ	Artisan International Fund	Investment Company - 23,152 shares	459,101
OKLZ	DFA Emerging Markets Value	Investment Company - 717,844 shares	18,635,236
OKOW	Royce Value Plus	Investment Company - 30,360 shares	365,835
OKTK	AIM Diversified Dividend	Investment Company - 93,367 shares	1,109,199
OKTL	American Beacon Balanced	Investment Company - 6,881 shares	89,178
OKTT	Templeton World Fund Adv	Investment Company - 79,914 shares	1,097,213
OKUU	Neuberger Berman Partners Inst	Investment Company - 18,775 shares	458,861
OLHV	Eaton Vance Large Cap Value	Investment Company - 244,960 shares	4,205,965
OLLF	Invesco Gbl Sm & Mid Cap Grth Inst	Investment Company - 12,683 shares	200,398
OMBS	PIMCO Real Return	Investment Company - 105,061 shares	1,238,668
OMJA	Managers Bond Fund	Investment Company - 33,488 shares	869,685
OMWG	The Oakmark Equity & Income Fund	Investment Company - 73,553 shares	1,989,606
OKWB	Wells Fargo Advantage Small Cap Value	Investment Company - 256,067 shares	7,643,601
OQFZ	Templeton Global Bond	Investment Company - 159,896 shares	1,977,913
OQFC	Vanguard Total Bond Market	Investment Company - 4,518,306 shares	49,701,367
OQNK	Vanguard Windsor Admiral	Investment Company - 215,911 shares	9,299,299
OQNZ	Neuberger Berman Genesis	Investment Company - 97,363 shares	4,520,546
OQSC	Artisan Mid Cap Value Fund	Investment Company - 13,373 shares	263,453
OQSD	Mutual Discovery	Investment Company - 58,425 shares	1,604,948
OQYK	Columbia Acorn Select Fund	Investment Company - 22,824 shares	539,100
OSCN	Calvert Social Investment Bond	Investment Company - 9,719 shares	153,465
OSEF	Templeton Foreign Advisor	Investment Company - 982,841 shares	5,749,617

Marathon Petroleum

Thrift Plan EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2011

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	Rainier Small Mid Cap Equity	Investment Company - 6,840 shares	$223,664
	CRM Mid Cap Value Institutional	Investment Company - 11,722 shares	310,282
	Kalmar Growth with Value Small Cap	Investment Company - 326,505 shares	5,015,112
	Templeton Developing Markets Trust	Investment Company - 20,311 shares	429,377
	Janus Worldwide I	Investment Company - 10,797 shares	436,001
	Baron Asset Inst	Investment Company - 13,106 shares	603,652
	Baron Growth Inst	Investment Company - 87,677 shares	4,502,211
	Janus Fund I	Investment Company - 106,565 shares	2,907,093

Marathon Petroleum

Thrift Plan EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2011

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	Stable Value Contract Carriers
	Natixis Financial Products	Actively Managed Global Wrap**
	Wrapper Contract 1706-01; 2.83%
	Total Contract Value/Fair Market Value		$97,904,386	***

	Chase Manhattan Bank	Actively Managed Global Wrap**
	Wrapper Contract MARAPETRO-7-11; 2.87%
	Total Contract Value/Fair Market Value		132,555,301	***

	State Street Bank & Trust Company Boston	Actively Managed Global Wrap**
	Wrapper Contract 111013; 2.82%
	Total Contract Value/Fair Market Value		97,912,200	***

*	Fidelity Management Trust Company Variable interest rate - 2.15% as of 12/31/11	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios; Money Market Portfolio; Class A Money Market Pool	86,574,610

	Brokerage Link	Self-Directed Brokerage Accounts	39,908,054

	Total Investment Balance		1,398,627,652

*	Fidelity Management Trust Company Interest rates range from 3.25%-9.50% due 1/1/11 - 12/31/2015	Loans to Plan Participants	34,538,363

	Totals		$1,433,166,015

*	Indicates party-in-interest.
**	A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued by using replacement cost methodology. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.
***	Pages 22 thru 31 list the fair value of each underlying investment of the SICs.

Marathon Petroleum

Thrift Plan EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2011

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	(CASH)	Actively Managed Global Wrap Underlying Investments	$9,130,675
	AT&T INC 2.95% 5/15/16		438,324
	ABBEY NATL 3.875 11/10/14 144A		797,782
	ALLYA 2010-1 A3 1.45% 5/14		359,466
	ALLYA 2011-3 A3 0.97% 8/15		538,885
	ALLYA 10-4 A3 ABS .91 11/17/14		605,929
	ALLYA 2010-5 A3 1.11 1/15		507,997
	ALLYA 2011-1 A3 1.45 1/15		486,588
	ALLYA 2011-2 A3 1.18% 4/15		418,979
	ALLYA 2011-5 A2 0.8% 6/14		399,886
	ALLYA 2011-4 A2 .65% 3/14		159,888
	AMER EXPRESS CR 3ML+85 6/24/14		1,031,142
	AMER HONDA 2.5% 9/21/15 144A		429,321
	ANZ BK GRP 2.125% 1/10/14 144A		379,477
	BB&T CORP MTN B/E 3.2% 3/15/16		436,603
	BHP BILLITON FIN 1.125% 11/14		635,366
	BMWLT 2010-1 A3 1.18% 4/13		584,109
	BNP PARIBAS 2.125% 12/21/12		256,375
	BMWLT 2011-1 A3 1.06% 2/14		611,777
	BMWOT 2011-A A2 .63% 2/14		529,667
	BANK AMER 4.5% 4/1/15		175,748
	BAAT 2010-2 A3 2.4% 7/14		541,816
	BMONT Q 2.125% 6/28/13		548,913
	BANK OF NY MTN 2.4% 1/17/17		633,322
	BANK TOKYO 2.6% 1/22/13 144A		176,059
	BARCLAYS BANK 2.375% 1/13/14		1,022,623
	BAYC 2004-2 A 1ML+43 8/34		78,749

Marathon Petroleum

Thrift Plan EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2011

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	BSCMS 2007-PW17 A2 5.574 6/50	Actively Managed Global Wrap Underlying Investments	$105,994
	BERK HATH INC 2.125% 2/11/13		818,188
	BERK HATH INC 2.2% 8/15/16		435,921
	CIBC 1.45% 9/13/13		414,842
	CHAIT 2007-A17 A 5.12% 10/14		1,447,135
	CHAIT 2008-A4 A4 4.65% 3/15		1,045,146
	CHAIT 2011-A2 A2 1ML+9 5/15		1,596,598
	CFAST 2010-A A3 .91% 8/13		376,321
	CITIGROUP 5.125 5/5/14		253,747
	CITIGROUP 3.953% 6/15/16		639,047
	CCCIT 2008-A5 A5 4.85% 4/15		1,052,619
	CCCIT 2009-A5 A5 2.25% 12/14		1,202,086
	CMMNWLTH BK 2.125% 3/17/14 144		414,365
	COMMONWETH MTN2.9 9/17/14 144A		2,151,172
	RABOBANK NL UTREC MTN1.85 1/14		1,466,460
	CORNELL UNIV 4.35% 2/1/14		469,141
	CPS 2006-D A4 5.115% 08/13		175,254
	CSFB 2002-CP5 A1 4.106 12/35		57,559
	CSFB 2003-C4 A3 CSTR 8/36		17,409
	CSFB 2003-C4 A4 5.137 8/36		397,233
	CSFB 2004-C1 A3 4.321% 1/37		57,668
	CSMC 2007-C3 A2 CSTR 6/39		197,946
	CREDIT SUISSE NY 2.2% 1/14/14		1,407,999
	DBS BK LTD 5.125/VAR 5/17 144A		1,908,811
	DBUBS 2011-LC3A A1 2.238 8/44		146,971
	DANSKE BANK 3.875% 4/14/16 144		587,346
	JOHN DEERE CAP 2.95% 3/9/15		206,199
	JOHN DEERE MED 1.25% 12/02/14		413,905

Marathon Petroleum

Thrift Plan EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2011

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	DEUTSCHE BK AG 2.375% 1/11/13	Actively Managed Global Wrap Underlying Investments	$613,348
	EXPORT DEV CANADA 1.5% 5/15/14		281,536
	FHLG 15YR 4.50% 8/18 #E98688		589,902
	FHLG 15YR 4.50% 9/18 #E99205		183,309
	FHLG 15YR 4.50% 10/18 #E99833		264,777
	FHLM ARM 3.53% 4/40 #1B4657		228,824
	FHLM ARM 3.58% 4/40 #1B4702		202,535
	FHLM ARM 4.68% 1/36 #847584		49,955
	FHLM ARM 3.88% 1/35 #848084		40,841
	FHLG 7.50% 7/34 #G02115		617,183
	FHLG 15YR 5.00% 3/19 #G13052		705,363
	FHLM ARM 4.941% 11/35 #1J1228		147,434
	FHLG 10YR 3.00% 8/21 #J16393		488,484
	FHLG 10YR 3.00% 8/21 #J16442		536,006
	FHLM ARM 5.37% 12/35 #1N0106		120,683
	FHLM ARM 3.21% 7/41 #1B8477		266,236
	FHLM ARM 2.98% 8/41 #1B8533		349,645
	FHLM ARM 2.99% 8/41 #1B8556		166,572
	FHLM ARM 3.07% 9/41 #1B8608		201,134
	FHLG 15YR 5.50% 4/18 #G11389		263,822
	FHLG 15YR 4.50% 11/18 #B10931		155,172
	FHLM ARM 4.199% 8/36 #848185		86,082
	FHR 2417 EH 6% 2/17		48,670
	FHR 2394 KD 6% 12/16		82,880
	FNMA .625% 10/30/14		4,837,047
	FNMA 0.75% 12/19/14		2,172,253
	FHR 3943 EF 1ML+25 2/26		539,398

Marathon Petroleum

Thrift Plan EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2011

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	FHLMC 1% 7/30/14	Actively Managed Global Wrap Underlying Investments	$7,806,549
	FHLMC 0.375% 10/30/13		4,181,207
	FHLMC 0.75% 11/25/14		4,942,626
	FHLMC .625% 12/29/14		2,039,040
	FNMA 15YR 7.00% 2/15 #253033		128,986
	FNMA 15YR 6.50% 10/13 #323321		77,651
	FNMA 15YR 6.50% 6/14 #323794		40,063
	FNMA ARM 3.01% 8/41 #AI4358		180,057
	FNMA ARM 3.37% 9/41 #AI8935		180,318
	FNMA ARM 2.74% 8/41 #AH5259		551,911
	FNMA ARM 2.69% 9/41 #AH5260		439,274
	FNMA ARM 2.57% 10/41 #AH5261		355,585
	FNMA 10YR 3% 9/21 #AL0576		1,089,603
	FNMA 10YR 3% 9/21 #AL0579		1,279,998
	FNR 2002-56 MC 5.5% 9/17		78,596
	FNR 2004-3 HA 4% 7/17		63,185
	FNR 2004-15 AB 4% 9/17		41,503
	FHR 2866 XE 4 12/18		375,203
	FHR 2915 DC 4.5% 3/19		196,611
	FNR 2008-95 AD 4.5% 12/23		848,144
	FHR 3560 LA 2% 8/14		203,919
	FHR 3573 LC 1.85% 8/14		371,131
	FNR 2010-123 DL 3.5% 11/25		309,731
	FNR 2010-135 DE 2.25% 4/24		573,194
	FNR 2010-143 B 3.5% 12/25		487,702
	FHR 3659 EJ 3% 6/18		780,662
	FNMA 15YR 4.50% 11/18 #725857		93,044

Marathon Petroleum

Thrift Plan EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2011

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	FNMA 15YR 4.00% 8/18 #728852	Actively Managed Global Wrap Underlying Investments	$339,116
	FNMA 15YR 4.50% 8/18 #730721		65,110
	FNMA ARM 4.68% 11/34 #735011		122,464
	FNMA 15YR 4.50% 6/19 #745278		237,989
	FNMA 15YR 4.50% 7/20 #745874		135,374
	FNMA ARM 4.53% 12/34 #802852		139,931
	FNMA 15YR 4.50% 7/20 #888653		110,253
	FNMA ARM 4.21% 5/35 #889946		231,453
	FNMA ARM 4.30% 2/35 #995017		275,583
	FNMA ARM 4.58% 7/35 #995273		95,957
	FNMA ARM 4.53% 10/35 #995414		210,314
	FNMA ARM 4.55% 10/35 #995415		936,150
	FNMA ARM 4.512% 12/36 #995606		227,687
	FNMA ARM 5.075% 7/34 #995609		96,820
	FNMA ARM 3.20% 1/40 #AC0599		341,496
	FNMA 10YR 3.00% 7/21 #MA0803		615,753
	FNMA 10YR 3.00% #MA0833		941,136
	FNMA 10YR 3.00% #MA0865		1,393,493
	FNMA 10YR 3.00% 10/21 #MA0909		770,243
	FNMA 10YR 3.00% #MA3892		1,027,961
	FNMA ARM 4.285% 7/33#AD0066		93,683
	FNMA 15YR 4.50% 8/24 #AD0117		2,104,326
	FNMA ARM 3.47% 3/40 #AD0820		286,118
	FNMA ARM 3.69% 5/40 #AE0064		595
	FNMA ARM 3.79% 6/40 #AE0065		179,830
	FNMA 15YR 3.50% 12/25 #AE0368		6,974,337
	FORDO 2009-B A3 2.79 8/13TALF		135,116

Marathon Petroleum

Thrift Plan EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2011

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	FORDO 2009-C A4 4.43% 11/14	Actively Managed Global Wrap Underlying Investments	$331,634
	FORDO 2009-D A3 2.17% 10/13		86,772
	FORDO 2009-D A4 2.98% 8/14		922,965
	FORDO 2009-E A3 1.51% 1/14		236,640
	FORDO 2010-B A3 0.98% 10/14		373,273
	FORDO 2011-B A3 .84% 6/15		339,936
	FORDO 2011-B A4 1.35% 12/16		352,144
	GECMC 2007-C1 XP CSTR 12/49		53,906
	GMACC 2004-C2 A2 CSTR 8/38		113,887
	GMACC 2004-C2 A4 5.301% 8/38		416,972
	GMACC 2003-C2 A2 CSTR 5/40		211,796
	GSMS 2011-GC5 A1 CSTR 8/44		356,805
	GSMS 04-GG2 A6 CSTR 8/38		473,118
	GSMS 2005-GG4 A3 4.607 7/39		259,964
	GSMS 2006-GG6 A2 5.506% 4/38		132,115
	GSMS 2006-GG8 A2 5.479 11/39		435,474
	GEN ELEC CAP MTN 5.4 9/20/13		1,195,549
	GE CAP MTN 3.5% 6/29/15		517,113
	GENERAL ELEC MTN 1.875% 9/13		437,706
	GE CAP CORP 2.25% 11/9/15		392,075
	GE ELEC CAP CORP 2.1% 1/07/14		981,135
	GENERAL ELEC 2.95% 5/09/16		119,823
	GOLDMAN SACHS MTN 3.7% 8/1/15		310,528
	GOLDMAN SAC GRP 3.625% 2/07/16		290,348
	GCCFC 2005-GG3 A2 CSTR 8/42		99,092
	HAROT 2011-3 A2 1 4/14		479,877
	HAROT 2010-1 A4 1.98% 5/23/16		166,130

Marathon Petroleum

Thrift Plan EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2011

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Current Value

	HAROT 2010-2 A3 1.34% 3/14	Actively Managed Global Wrap Underlying Investments	$356,530
	HAROT 2010-3 A3 .7% 4/14		611,022
	HAROT 2011-1 A4 1.8% 4/17		224,739
	HAROT 2011-2 A3 0.94% 3/15		532,913
	HSBC BANK 3.1% 5/24/16 144A		838,883
	HART 2011-A A3 1.44 4/15		283,049
	HYUNDAI 2 11-C ABS .57% 7/15/1		479,424
	HART 2009-A A3 2.03% 8/13		97,961
	HART 09-A A4 3.15% 3/16		72,077
	ING BANK NV 2% 10/18/13 144A		599,331
	JPMC CO MTN 3.7% 1/20/15		1,088,267
	JPMORGAN CHASE 3.15% 7/05/16		578,802
	JPMCC 03-CB7 A4 CSTR 1/38		171,449
	JPMCC 2003-C1 A2 4.985 1/37		329,866
	JPMCC 2005-LDP2 A3 4.697 7/42		395,371
	JPMCC 2005-LDP5 A2 5.198 12/44		384,045
	JPMCC 2007-LDPX A2S 5.305 1/49		153,304
	JPMCC 2007-LD11 A2 CSTR 6/49		384,399
	LBUBS 2003-C3 A4 4.166 5/32		133,985
	LBUBS 2004-C8 4.799% 12/29		436,225
	LBUBS 2004-C2 A3 3.973% 3/29		259,552
	LBUBS 2005-C1 AAB CSTR 2/30		296,305
	LBUBS 2007-C6 A2 5.845 7/40		237,632
	MVCOT 2006-2A A 5.417% 10/28		63,679
	MASSMUTUAL GL 3.625% 7/12 144A		290,949
	MASSMUTUAL GLB 3.125 4/16 144A		870,103
	MBART 2011-1 A3 0.85% 3/15		500,567

Marathon Petroleum

Thrift Plan EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2011

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Current Value
	MERCK & CO INC 2.15% 1/15/16	Actively Managed Global Wrap Underlying Investments	$394,138
	MBART 2009-1 A3 1% 1/15/14		169,838
	MLMT 2004-KEY2 A2 4.166% 8/39		208,522
	MET LIFE GLBL 2.5 9/29/15 144A		618,523
	MONSANTO CO 2.75% 4/15/16		244,900
	MONUMENTAL GLBL 5.5% 4/13 144A		165,165
	MSC 03-IQ4 A2 4.07 5/40		143,967
	MSC 03-T11 A4 5.15 6/41		177,821
	MORGAN STANLEY 2.875% 7/28/14		457,965
	NCUA GTD NTS MA 1.4% 6/12/15		580,867
	NATLAUST BK 2.35 11/16/12 144A		635,672
	NY LIFE 2.25% 12/14/12 144A		703,968
	NYLIFE GLB4.65% 5/9/13 144A		770,331
	NALT 2010-B A3 1% 12/15/13		596,657
	NALT 2010-B A4 1.27% 10/16		193,993
	NALT 2 11-A ABS 1.04% 8/15/14		630,493
	NALT 2011-B A3 0.92% 2/15		298,436
	NAROT 2010-A A3 0.87 7/14		590,882
	NAROT 2011-A A3 1.18% 2/15		355,738
	NORDEA BK AG 1.75 10/4/13 144A		599,700
	NEF 2005-1 A5 4.74% 10/45		387,091
	PNCFUND MTN 3.625% 2/8/15		495,212
	PRES & FELLOWS 3.7% 4/1/13		1,803,221
	PRICOA GLB FDG 5.4% 10/12 144A		188,488
	PROCTER & GAMBLE 1.8% 11/15/15		389,207
	ROYAL BK CANADA 1.125 1/15/14		480,603
	ROYAL BK CANADA 2.3% 7/20/16		183,842

Marathon Petroleum

Thrift Plan EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2011

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Current Value
	ROYAL BK CANADA 1.45% 10/30/14	Actively Managed Global Wrap Underlying Investments	$325,515
	ROYAL BK SCOT 4.875 8/14 144A		1,028,517
	ROYAL BK SCT 1.5% 3/30/12 144A		1,271,897
	SVOVM 2005-A A 5.25% 2/21		84,284
	SANOFI AVENTIS 2.625% 3/29/16		455,546
	SANTANDER US 2.485% 1/13 144A		630,266
	SHELL INTL MTN 1.875 3/25/13		855,822
	STATE STREET 2.875% 3/07/16		650,149
	SVENSKA MTN 2.875 9/14/12 144A		1,566,747
	TARGET CORP 1.125% 7/18/14		200,488
	TORONTO DOM BK 2.5% 7/14/16		865,594
	TORONTO DOMINI 2.375% 10/19/16		409,028
	TOTAL CAP CDA 1.625% 1/28/14		433,084
	TAOT 2010-A A3 1.27% 12/13		146,088
	TAOT 2010-B A3 1.04% 2/14		230,158
	USAA CAPITAL 1.05% 9/14 144A		474,210
	USAA CAP CO 2.25% 12/13/16 144		412,568
	USAOT 2009-2 A3 1.54% 02/14		181,857
	UNION BK NA 3% 6/6/16		877,696
	US BANCORP MTN 1.375% 9/13/13		1,013,376
	USTN 1.75% 7/31/15		6,583,287
	USTN .75% 6/15/14		2,915,539
	USTN .625% 7/15/14		41,714,589
	USTN .5% 8/15/14		16,405,185
	USTN .25% 9/15/14		49,873,864
	USTN 1% 9/30/16		25,173,122
	USTN .375% 11/15/14		7,386,333

Marathon Petroleum

Thrift Plan EIN 31-1537655, Plan Number 010

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2011

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Current Value
	USTN .875% 11/30/16	Actively Managed Global Wrap Underlying Investments	$21,153,606
	VERIZON COM 1.95% 3/28/14 144A		855,522
	VERIZON WIRELESS 5.55% 2/1/14		917,717
	VALET 2011-1 A3 1.22% 6/15		899,662
	VWALT 2010-A A3 0.99% 11/13		856,488
	VWALT 2011-A A2 1% 2/14		300,095
	WFRBS 2011-C5 A1 1.456 11/44		137,465
	WBCMT 05-C16 APB 4.692% 10/41		244,371
	WBCMT 2003-C9 A4 5.012 12/35		539,438
	WBCMT 2007-C31A A2 5.421% 4/47		446,226
	WAL MART STORES 2.8% 4/15/16		364,401
	WELLS FARGO 3.75% 10/1/14		1,411,429
	WELLS FARGO MTN 3.625% 4/15/15		267,884
	WELLS FARGO 4.375% 1/31/13		1,044,576
	WELLS FARGO&COM 3.676% 6/15/16		196,423
	WESTPAC BANK CORP 2.1% 8/2/13		247,517
	WESTPAC BK CORP 1.85% 12/09/13		791,740
	WOART 2010-A A3 1.34% 12/13		169,136
	WOART 2011-A A3 1.49% 10/14		354,270
	YALE UNIV MTN 2.9% 10/15/14		365,254

	Total Fair Value of Underlying Investments		$328,371,887

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Marathon Petroleum Thrift Plan

Date: June 25, 2012	By:	/s/ Rodney P. Nichols
Rodney P. Nichols
Plan Administrator